SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ocean Rig UDW Inc.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y64354205

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

13G

CUSIP No. Y64354205	Page 2 of 17

1	NAME OF REPORTING PERSONS Highland Global Allocation Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,089,233**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,089,233**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,089,233**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%**
12	TYPE OF REPORTING PERSON* IV, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G

CUSIP No. Y64354205	Page 3 of 17

1	NAME OF REPORTING PERSONS Highland Capital Management Fund Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,089,233**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,089,233**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,089,233**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G

CUSIP No. Y64354205	Page 4 of 17

1	NAME OF REPORTING PERSONS Strand Advisors XVI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,089,233**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,089,233**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,089,233**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%**
12	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G

CUSIP No. Y64354205	Page 5 of 17

1	NAME OF REPORTING PERSONS NexPoint Credit Strategies Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,685,428**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,685,428**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,685,428**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3%**
12	TYPE OF REPORTING PERSON* IV, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G

CUSIP No. Y64354205	Page 6 of 17

1	NAME OF REPORTING PERSONS NexPoint Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,685,428**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,685,428**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,685,428**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G

CUSIP No. Y64354205	Page 7 of 17

1	NAME OF REPORTING PERSONS NexPoint Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,685,428**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,685,428**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,685,428**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3%**
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G

CUSIP No. Y64354205	Page 8 of 17

1	NAME OF REPORTING PERSONS Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0**
	6	SHARED VOTING POWER 4,706,006**
	7	SOLE DISPOSITIVE POWER 0**
	8	SHARED DISPOSITIVE POWER 4,706,006**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,706,006**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.6%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G

CUSIP No. Y64354205	Page 9 of 17

1	NAME OF REPORTING PERSONS Strand Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,706,006**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,706,006**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,706,006**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.6%**
12	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G

CUSIP No. Y64354205	Page 10 of 17

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,480,667**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,480,667**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,480,667**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Highland Global Allocation Fund, a series of Highland Funds II, a Massachusetts business trust (the “Global Fund”), Highland Capital Management Fund Advisors, L.P., a Delaware limited partnership (“Highland Fund Advisors”), Strand Advisors XVI, Inc., a Delaware corporation (“Strand XVI”), NexPoint Credit Strategies Fund, a Delaware statutory trust (the “Credit Fund”), NexPoint Advisors, L.P., a Delaware limited partnership (“NexPoint”), NexPoint Advisors GP, LLC, a Delaware limited liability company (“NexPoint GP”), Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), Strand Advisors, Inc., a Delaware corporation (“Strand”), and James D. Dondero (collectively, the “Reporting Persons”).

Brad Ross is the President of Strand XVI, Ethan Powell is the President of NexPoint GP, and James D. Dondero is the President of Strand. Strand XVI is the general partner of Highland Fund Advisors. Highland Fund Advisors is the investment advisor to the Global Fund. NexPoint GP is the general partner of NexPoint. NexPoint is the investment advisor to the Credit Fund. Strand is the general partner of Highland Capital. Highland Capital serves, indirectly, as the general partner to a private fund (the “HCM Fund” and collectively with the Global Fund and the Credit Fund, the “Funds”). This Schedule 13G relates to the Common Shares, par value $0.01 per share (the “Common Stock”), of Ocean Rig UDW Inc., a Republic of the Marshall Islands corporation (the “Issuer”), held by the Funds.

Item 1(a)	Name of Issuer.

Ocean Rig UDW Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

Item 2(a)	Name of Person Filing.

(1)	Highland Global Allocation Fund

(2)	Highland Capital Management Fund Advisors, L.P.

(3)	Strand Advisors XVI, Inc.

(4)	NexPoint Credit Strategies Fund

(5)	NexPoint Advisors, L.P.

(6)	NexPoint Advisors GP, LLC

(7)	Highland Capital Management, L.P.

(8)	Strand Advisors, Inc.

(9)	James D. Dondero

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For all Filers:

300 Crescent Court, Suite 700

Dallas, Texas 75201

Item 2(c)	Citizenship or Place of Organization.

(1)	Highland Global Allocation Fund, a series of Highland Funds II, a Massachusetts business trust.

(2)	Highland Capital Management Fund Advisors, L.P. is a Delaware limited partnership.

(3)	Strand Advisors XVI, Inc. is a Delaware corporation.

(4)	NexPoint Credit Strategies Fund is a Delaware statutory trust

(5)	NexPoint Advisors, L.P. is a Delaware limited partnership

(6)	NexPoint Advisors GP, LLC is a Delaware limited liability company

(7)	Highland Capital Management, L.P. is a Delaware limited partnership

(8)	Strand Advisors, Inc. is a Delaware corporation

(9)	James D. Dondero is a United States citizen

Item 2(d)	Title of Class of Securities.

Common Shares, par value $0.01 per share

Item 2(e)	CUSIP Number.

Y64354205

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	The Global Fund may be deemed the beneficial owner of 1,089,233 shares of Common Stock that it holds directly. Highland Fund Advisors, as the investment advisor to the Global Fund, and Strand XVI, as the general partner of Highland Fund Advisors, may be deemed the beneficial owners of the 1,089,233 shares of Common Stock held by the Global Fund.

The Credit Fund may be deemed the beneficial owner of 1,685,428 shares of Common Stock that it holds directly. NexPoint, as the investment advisor to the Credit Fund, and NexPoint GP, as the general partner of NexPoint, may be deemed the beneficial owners of the 1,685,428 shares of Common Stock held by the Credit Fund.

As the indirect general partner of the HCM Fund, Highland Capital and Strand, as the general partner of Highland Capital, may be deemed the beneficial owners of the 4,706,006 shares of Common Stock held by the HCM Fund.

Mr. Dondero may be deemed the beneficial owner of the 7,480,667 shares of Common Stock held by the Funds.

(b)	The Global Fund, Highland Fund Advisors and Strand XVI may be deemed the beneficial owners of 0.8% of the outstanding shares of Common Stock held by the Global Fund. This percentage was determined by dividing 1,089,233, the number of shares of Common Stock held directly by the Global Fund, by 132,017,178, which is the number of shares of Common Stock outstanding as of October 31, 2014 according to the Issuer’s 424B7 Prospectus filed with the Securities Exchange Commission on November 18, 2014.

The Credit Fund, NexPoint and NexPoint GP may be deemed the beneficial owners of 1.3% of the outstanding shares of Common Stock held by the Credit Fund. This percentage was determined by dividing 1,685,428, the number of shares of Common Stock held directly by the Credit Fund, by 132,017,178, which is the number of shares of Common Stock outstanding as of October 31, 2014 according to the Issuer’s 424B7 Prospectus filed with the Securities Exchange Commission on November 18, 2014.

Highland Capital and Strand may be deemed the beneficial owner of 3.6% of the outstanding Common Stock. This percentage was determined by dividing 4,706,006, the number of shares of Common Stock held directly by the HCM Fund, by 132,017,178, which is the number of shares of Common Stock outstanding as of October 31, 2014 according to the Issuer’s 424B7 Prospectus filed with the Securities Exchange Commission on November 18, 2014.

Mr. Dondero may be deemed the beneficial owner of 5.7% of the outstanding Common Stock. This percentage was determined by dividing 7,480,667, the number of shares of Common Stock held directly by the Funds, by 132,017,178, which is the number of shares of Common Stock outstanding as of October 31, 2014 according to the Issuer’s 424B7 Prospectus filed with the Securities Exchange Commission on November 18, 2014.

(c)	The Global Fund has the sole power to vote and dispose of the 1,089,233 shares of Common Stock that it holds directly. Highland Fund Advisors and Strand XVI have the shared power to vote and dispose of the 1,089,233 shares of Common Stock held by the Global Fund.

The Credit Fund has the sole power to vote and dispose of the 1,685,428 shares of Common Stock that it holds directly. NexPoint and NexPoint GP have the shared power to vote and dispose of the 1,685,428 shares of Common Stock held by the Credit Fund.

Highland Capital and Strand have the shared power to vote and dispose of the 4,706,006 shares of Common Stock held by the HCM Fund.

Mr. Dondero has the the shared power to vote and dispose of the 7,480,667 shares of Common Stock held by the Funds.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99-1

Joint Filing Agreement, dated February 13, 2015, by and among the Global Fund, Highland Fund Advisors, Strand XVI, the Credit Fund, NexPoint, NexPoint GP, Highland Capital, Strand and James D. Dondero.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

HIGHLAND FUNDS II, on behalf of its series Highland Global Allocation Fund

By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Assistant Treasurer

HIGHLAND CAPITAL MANAGEMENT FUND ADVISORS, L.P.

By: Strand Advisors XVI, Inc., its general partner

By:	/s/ Ethan Powell
Name: Ethan Powell
Title: Secretary

STRAND ADVISORS XVI, INC.

By:	/s/ Ethan Powell
Name:	Ethan Powell
Title:	Secretary

NEXPOINT CREDIT STRATEGIES FUND

By:	/s/ Ethan Powell
Name:	Ethan Powell
Title:	President

NEXPOINT ADVISORS, L.P.

By: NexPoint Advisors GP, LLC, its general partner

By:	/s/ Ethan Powell
Name: Ethan Powell
Title: President

NEXPOINT ADVISORS GP, LLC

	By:	/s/ Ethan Powell
Name: Ethan Powell
Title: President

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc., its general partner

	By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

STRAND ADVISORS, INC.

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

/s/ James D. Dondero
James D. Dondero